Filed pursuant to Rule 424(b)(5)

SEC File No. 333-132631

PROSPECTUS SUPPLEMENT (to Prospectus dated May 8, 2006).

1,100,000 Shares of Common Stock

385,000 Warrants

Far East Energy Corporation

We are issuing 1,100,000 shares of our common stock to be sold at a price of $0.50 per share and warrants to purchase up to 385,000 shares of our common stock at an exercise price of $1.00 per share. Further, we are offering 385,000 shares of our common stock, which may be acquired upon exercise of the warrants. Simultaneously with or in connection with the sale of common stock and warrants under this prospectus supplement, we are seeking to sell to one or more other institutional and/or individual investors up to 22,900,000 shares of our common stock at a price per share of $0.50 and warrants to purchase up to 8,015,000 shares of our common stock at an exercise price per share of $1.00. The consummation of the offering is not conditioned upon the consummation of any simultaneous offering. We can make no assurances that any simultaneous offering will occur, or if the simultaneous offering does occur, the number of shares we would sell in that offering.

Our common stock is quoted on the OTC Bulletin Board under the symbol “FEEC.” On May 29, 2008, the closing bid price per share of our common stock was $0.59.

Investing in our common stock involves risks. See “Risk Factors” on page 4 of the accompanying prospectus.

We expect the gross proceeds to us in the offering to be $550,000. We estimate that the total expenses of this offering and any simultaneous offerings will be approximately $103,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the shares and warrants to the purchaser on or about June 3, 2008 against payment for such shares.

June 2, 2008

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. You should assume that this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate only as of its respective date.

USE OF PROCEEDS

We expect the proceeds to us from the offering to be approximately $550,000. If 22,900,000 shares of our common stock and warrants to purchase up to 8,015,000 shares of our common stock are sold in the simultaneous offerings under the other prospectus supplements as described in “Plan of Distribution,” then we expect that the proceeds to us from the simultaneous offerings to be approximately $12,000,000. We estimate that our other offering expenses in connection with the offering to be approximately $103,000, which include legal, accounting and printing costs and various other fees. We intend to use the net proceeds to continue the drilling, completion and testing of coal bed methane wells in China and for general corporate purposes.

DESCRIPTION OF WARRANTS

The material terms and provisions of the warrants being offered pursuant to this prospectus supplement and the accompanying prospectus are summarized below. The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent, and us. This summary is subject to, and qualified in its entirety by, the warrant agreement and the form of warrant, which will be provided to the purchaser in this offering and will be filed on our Current Report on Form 8-K filed with the SEC in connection with this offering, which are incorporated by reference into the registration statement of which this prospectus supplement is a part. You should review a copy of the warrant agreement and the form of warrant for a complete description of the terms and conditions of the warrant agreement and the form of warrant.

Each warrant entitles the holder to purchase one share of our common stock at a price of $1.00 per share, subject to adjustment as discussed below, at any time commencing on the date of issuance. However, the warrants will be exercisable only if a registration statement relating to the common stock issuable upon exercise of the warrants is effective and such securities are qualified for sale or exempt from qualification under applicable securities laws of the state or other jurisdiction in which the registered holder resides. The warrants will expire on the fifth anniversary of the date of the warrant agreement at 5:00 p.m., New York time, or earlier upon redemption.

At any time after the one year anniversary of the effective date of the warrant agreement and while the warrants are exercisable, we may call the outstanding warrants for redemption in whole or in part at a price of $.01 per warrant upon forty-five days’ prior notice of redemption to each warrant holder if, and only if, the trading price of the Company’s common stock has equaled or exceeded $2.00 per share for fifteen or more consecutive trading days. The trading price of the Company’s common stock means (a) if the common stock is actively traded on any national securities exchange or any NASDAQ quotation or market system, then the highest price at which sales of a share of common stock shall have been sold during such trading day and (b) if the shares of common stock are not actively traded on any such exchange or system, then the highest sale price of a share of common stock during such trading day. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his or her warrant prior to the scheduled redemption date. However, there can be no assurance that the price of the common stock will exceed the redemption trigger price or the warrant exercise price after the redemption notice is issued.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a merger, consolidation, reorganization, sale of all or substantially all of the assets, split, reclassification, or similar changes. We may also, in our sole discretion, delay the expiration date for a period of no less than 10 days and thereby extend the duration of the exercise period. The exercise price may be reduced in our sole discretion.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the subscription form on the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check or bank draft payable to us, for the number of warrants being exercised. In no event may the warrants be

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net cash settled. Warrant holders do not have the rights or privileges of holders of common stock, including voting rights, until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No warrants will be exercisable and we will not be obligated to issue shares of common stock unless, at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus and an effective registration statement relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to permit the exercise of the warrant, the warrants may have no value, the market for the warrants may be limited, and the warrants may expire worthless.

No fractional shares will be issued upon exercise of the warrants. If a holder exercises warrants and would be entitled to receive a fractional interest of a share, we will round up the number of shares of common stock to be issued to the warrant holder to the nearest whole number of shares.

PLAN OF DISTRIBUTION

We are selling 1,100,000 shares of our common stock at a price of $0.50 per share and warrants to purchase 385,000 shares of our common stock at an exercise price of $1.00 per share under this prospectus supplement directly to an institutional investor. Further, we are offering 385,000 shares of our common stock, which may be acquired upon exercise of the warrants.

We currently anticipate that the closing of the sale of 1,100,000 shares of our common stock and the issuance of the warrants to purchase up to 385,000 shares of our common stock under this prospectus supplement will take place on or about June 2, 2008. On the closing date, we will issue the shares of common stock and the warrant to the institutional investor and we will receive funds in the amount of the aggregate purchase price.

We estimate that our other offering expenses in connection with the offering and any simultaneous offering to be approximately $103,000, which include legal, accounting and printing costs and various other fees.

The transfer agent for our common stock is Corporate Stock Transfer, Inc. The warrant agent for our warrants is Continental Stock Transfer & Trust Company.

Our common stock is quoted on the OTC Bulletin Board under the symbol “FEEC.” We will not make an application to quote the warrants on the OTC Bulletin Board or list the warrants on any other nationally recognized trading system. The common stock underlying the warrants is quoted on the OTC Bulletin Board.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon by our counsel, Kummer Kaempfer Bonner Renshaw & Ferrario, Las Vegas, Nevada.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is a prospectus supplement that supplements the accompanying prospectus, which forms a part of a registration statement that we have filed with the SEC. This prospectus supplement relates to the offering of our common stock and warrants as described herein.

This prospectus supplement and the information incorporated by reference into it may add, update or change information in the accompanying prospectus. If the information in this prospectus supplement or the information incorporated by reference into it is inconsistent with the accompanying prospectus, this prospectus supplement or the information incorporated by reference into it will apply and will supersede the information in the accompanying prospectus.

You should rely on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriter has authorized any person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

To understand the offering of shares of our common stock and warrants under this prospectus supplement and accompanying prospectus, you should carefully read this prospectus supplement and accompanying prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

For purposes of this prospectus, the SEC allows us to “incorporate by reference” certain information we have filed with the SEC, which means that we are disclosing important information to you by referring you to other information we have filed with the SEC. The information we incorporate by reference is considered part of this prospectus supplement. We specifically are incorporating by reference the following documents filed with the SEC (excluding those portions of any Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

•	Our Annual Report on Form 10-K for the year ended December 31, 2007;
•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;
•	Our Current Reports on Form 8-K filed on May 30, 2008 and June 2, 2008; and
•

The description of our common stock contained in our Registration Statement on Form 10-SB12G/A, filed with the SEC on May 16, 2001, pursuant to Section 12 of the Exchange Act, including all amendments and reports filed for the purpose of updating such description.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus supplement and deemed to be part of this prospectus supplement from the date of the filing of such reports and documents.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus supplement, but not delivered with the prospectus supplement, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus supplement incorporates. You should direct written requests to: Secretary, Far East Energy Corporation, 363 North Sam Houston Parkway East, Suite 380, Houston, Texas 77060, or you may call us at (832) 598-0470.

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